Exhibit 3(ii).1

WHEREAS, the Board deems it advisable and in the Company's best interests to amend the Bylaws and to reduce the fixed number of directors from six to four;

NOW, THEREFORE, BE IT RESOLVED, that the first sentence of Section 3.2.1 of Article 3 of the Bylaws hereby is repealed and restated in its entirety as follows:

"3.2.1 The Board of Directors shall consist of four (4) members."